FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2007 and 2006

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditors

Freegold Ventures Limited (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	June 30, 2007	Dec. 31, 2006
Current
Cash and cash equivalents	$5,457,832	$326,966
Term deposits	50,460	50,460
Accounts receivable	12,941	16,180
Portfolio investments (Note 3)	105,911	232,219
Prepaid expenses and deposits	109,114	130,821
	5,736,258	756,646
Mineral Property Costs – Statement 5 (Note 4)	14,987,973	11,561,837
Property and Equipment (Note 5)	520,962	62,750
	$21,245,193	$12,381,233

LIABILITIES
Current
Accounts payable	$299,568	$516,006
Accrued liabilities	-	38,000
Due to related parties (Note 6a)	16,500	8,000
Loan (Note 7)	-	1,000,000
	316,068	1,562,006

Contingent Liabilities (Note 4b)
Commitments (Note 10)
Continued Operations and Going Concern (Note 1a)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
55,112,601 (Dec. 31, 2006 – 40,262,882) shares	43,892,132	33,263,689
Contributed Surplus	1,783,552	1,746,128
Deficit Accumulated During Exploration Stage - Statement 2	(24,746,559)	(24,190,590)
	20,929,125	10,819,227
	$21,245,193	$12,381,233

ON BEHALF OF THE BOARD:

       “Harry Barr”                          , Director                    “Hubert Marleau”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance - 31 December 2003	26,266,705	$29,334,259	$499,845	$(19,396,866)	$10,437,238
Issuance and allotment of shares for:
- Cash	2,738,000	1,140,100	-	-	1,140,100
- Property	900,000	303,000	-	-	303,000
- Finder’s fees	87,500	-	-	-	-
Share issuance costs	-	(54,910)	-	-	(54,910)
Stock-based compensation	-	-	358,150	-	358,150
Future income tax on flow-through (Note 9)	-	(365,968)	-	-	(365,968)
Loss for the year	-	-	-	(1,652,721)	(1,652,721)
Balance - 31 December 2004	29,992,205	$30,356,481	$857,995	$(21,049,587)	$10,164,889
Issuance and allotment of shares for:
- Cash	1,445,385	245,715	-	-	245,715
- Property	75,000	50,000	-	-	50,000
- Performance shares	50,000	7,500	-	-	7,500
Share issuance costs	-	(6,467)	-	-	(6,467)
Stock-based compensation	-	-	214,799	-	214,799
Loss for the year	-	-	-	(1,368,370)	(1,368,370)
Balance – 31 December 2005	31,562,590	$30,653,229	$1,072,794	$(22,417,957)	$9,308,066
Issuance and allotment of shares for:
- Private placements	8,146,542	2,737,401	-	-	2,737,401
- Value assigned to warrants (Note7, 8d)	-	(328,813)	378,381	-	49,568
- Property	50,000	15,000	-	-	15,000
- Exercise of options	453,750	207,590	(54,465)	-	153,125
- Performance shares	50,000	19,000	-	-	19,000
- Performance shares reserved for issuance.	-	-	265,583	-	265,583
Share issuance costs	-	(39,718)	-	-	(39,718)
Stock-based compensation	-	-	83,835		83,835
Loss for the year	-	-	-	(1,772,633)	(1,772,633)
Balance – 31 December 2006	40,262,882	$33,263,689	$1,746,128	$(24,190,590)	$10,819,227
Issuance and allotment of shares for:
- Private placements	10,600,000	9,130,000	-	-	9,130,000
- Property	75,000	60,000	-	-	60,000
- Exercise of options	581,250	254,075	-	-	254,075
- Exercise of warrants	2,767,714	1,245,471	-	-	1,245,471
- Performance shares	825,755	8,258	-	-	8,258
Share issuance costs	-	(69,361)	-	-	(69,361)
Stock-based compensation	-	-	37,424	-	37,424
Loss for the period	-	-	-	(555,969)	(555,969)
Balance – 30 June 2007	55,112,601	$43,892,132	$1,783,552	$(24,746,559)	$20,929,125

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006

General and Administrative Expenses
Consulting fees	$37,433	$35,511	$82,946	$82,701
Stock-based compensation (Note 8e)	20,772	-	37,424	8,991
Travel	34,732	18,318	105,124	38,534
Promotion	59,169	31,330	77,398	48,636
Management fees (Note 6b)	25,920	25,920	51,840	51,840
Director fees (Note 6a)	6,000	4,500	13,000	10,500
Audit and accounting	8,825	6,680	16,325	12,680
Wages, salaries and benefits	82,542	47,397	167,255	102,226
Shareholder relations	6,375	25,250	11,375	45,525
Transfer and filing fees	7,992	24,257	34,955	53,940
Rent and utilities	11,920	10,003	21,441	20,007
Office and miscellaneous	7,828	10,387	15,812	19,442
Insurance	-	11,410	1,720	15,299
Legal	2,305	9,592	2,538	11,248
Telephone	5,035	2,792	8,076	4,928

Loss Before the Undernoted	(316,848)	(263,347)	(647,229)	(526,497)

Other Income (Expenses)
Gain on sale of portfolio investments (Note 3)	29,838	55,303	139,208	55,303
Interest income	7,306	12,206	13,222	15,864
Foreign exchange gain (loss), net	-	-	(4,702)	-
Interest, bank charges and loan arrangement fee	(2,279)	-	(56,468)	-

	34,865	67,509	91,260	71,167

Loss for the Period	$(281,983)	$(195,838)	$(555,969)	$(455,330)

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	3 Months ended June 30, 2007	3 Months ended June 30, 2006	6 Months ended June 30, 2007	6 Months ended June 30, 2006
Cash Resources Provided By (Used In)
Operating Activities
Loss for the period	$(281,983)	$(195,838)	$(555,969)	$(455,330)
Items not affecting cash:
Gain on sale of portfolio investments	(29,838)	(55,303)	(139,208)	(55,303)
Stock-based compensation included in consulting fees	20,772	-	37,424	8,991
Consulting fees – performance shares issued	-	-	-	18,500
Net changes in non-cash working capital components:	(421,256)	(36,086)	(729,664)	(137,664)
	(712,305)	(287,227)	(1,387,417)	(620,806)

Investing Activities
Purchase of portfolio investments	-	-	-	(7,800)
Proceeds on sale of portfolio investments	104,954	104,796	265,516	104,796
Mineral property acquisition costs	(16,040)	(77,881)	(139,449)	(95,372)
Mineral property deferred exploration costs	(2,115,131)	(232,617)	(3,226,687)	(382,312)
Repayment of loan	-	-	(1,000,000)	-
Option payments received	-	30,000	-	30,000
	(2,026,217)	(175,702)	(4,100,620)	(350,688)

Financing Activities
Share capital issued	7,138,602	1,972,026	10,629,546	2,272,026
Share issuance costs	(2,636)	(21,641)	(69,361)	(31,542)
Performance shares	2,485	-	8,258	500
	7,138,451	1,950,385	10,568,443	2,240,984

Net Increase (Decrease) in Cash and Cash Equivalents	4,399,929	1,487,456	5,080,406	1,269,490
Cash and cash equivalents - Beginning of period	1,057,903	326,309	377,426	544,275
Cash and Cash Equivalents - End of Period	$5,457,832	1,813,765	$5,457,832	$1,813,765

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$(43,000)	(15,000)	$(60,000)	$(15,000)
Stock-based compensation expense	$(20,772)	-	$(37,424)	$(8,991)
Performance shares issued for consulting fees	$-	-	$-	$(18,500)
Option payments received in shares	$-	100,000	$-	$100,000

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	June 30, 2007	Dec. 31, 2006

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$16,800	$78,650
Shares - option payments	17,000	-
	33,800	78,650
Deferred exploration expenditures
Geological and field expenses	122,700	71,870
Mineral property fees	-	25,866
Drilling	264,505	38,734
Assaying	267,405	55,914
Engineering and consulting	136,375	114,535
Bulk sampling	13,492	531,909
Personnel	228,467	126,129
Bond	7,245	-
Geophysical	2,983	-

	1,043,172	964,957
Total	1,076,972	1,043,607

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	46,229	19,922
	46,229	19,922
Deferred exploration expenditures
Geological and field expenses	154,274	220,600
Drilling	1,135,510	1,478,828
Mineral property fees	-	19,266
Assaying	219,075	83,771
Metallurgical testing	97,609	73,408
Geophysics	20,655	-
Resource engineering	494	19,955
Engineering and consulting	167,577	304,320
	1,795,194	2,200,148
Total	1,841,423	2,220,070

Balance Forward	$2,918,395	$3,263,677

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs - Continued

Canadian Funds

	June 30, 2007	Dec. 31, 2006
Balance Carried Forward	$2,918,395	$3,263,677

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	-	65,000
Shares - option payments	43,000	15,000
	43,000	80,000
Deferred exploration expenditures
Geological and field expenses	2,080	74,426
Mineral property fees	-	10,850
Geophysics	-	-
Drilling	-	60,241
Assaying	-	13,343
Engineering and consulting	-	31,837
Mineral tax credit	-	(169,186)
	2,080	21,511
Total	45,080	101,511
Rob Property, Alaska, USA
Acquisition costs
Cash - option payments	2,650	25,425
	2,650	25,425
Deferred exploration expenditures
Mineral property fees	-	15,571
Drilling	33,148	-
Engineering and consulting	14,395	10,537
Geological and field expenses	65,025	1,471
Assaying	-	2,739
Wages	10,812	2,731
	123,380	33,049
Total	126,030	58,474

Union Bay Property, Alaska, USA
Shares - option payments received	-	(100,000)
Cash - option payments received	-	(30,000)
Total	-	(130,000)

Balance Forward	$3,089,505	$3,293,662

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs - Continued

Canadian Funds

	June 30, 2007	Dec. 31, 2006
Balance Carried Forward	$3,089,505	$3,293,662

Vinasale Property, Alaska, USA
Acquisition costs
Cash - option payments	73,770	-
	73,770	-
Deferred exploration expenditures
Geophysical	223,102	-
Engineering and consulting	7,718	14,919
Geological and field expenses	20,465	329
Wages	2,260	663
Mineral property fees	9,316	-
	262,861	15,911
Total	336,631	15,911

Duke Property, British Columbia, Canada
Acquisition costs
Shares - option payments	-	-
	-	-
Deferred exploration expenditures
Geological and field expenses	-	204
Assaying	-	688
Drilling	-	-
	-	892
Total	-	892

Costs for the Period	3,426,136	3,310,465
Balance - Beginning of year	11,561,837	8,584,178
Write-off of mineral property costs (Note 4)	-	(332,806)
Balance - End of Period	$14,987,973	$11,561,837

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

1.

Continued Operations/Going Concern and Significant Accounting Policies

a)

Continued Operations and Going Concern

The Company is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Several adverse conditions may cast substantial doubt on the validity of this assumption. The Company has incurred losses since inception, and has accumulated an operating deficit of $24,890,690 at 30 June 2007. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

These financial statements do not reflect the adjustments to carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used that would be necessary should the going concern assumption be inappropriate.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

d)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or quoted market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

f)

Asset Retirement Obligation

On May 1, 2004 the company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

j)

Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-Through Shares

During a prior year, the Company adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

o)

Performance shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

p)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against deferred exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any, for taxes, penalties and interest under Part XII.6 under section 2.11.91 of the Income Tax Act are deducted from the tax credits when necessary.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, loan and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	June 30, 2007				Dec. 31, 2006
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. (“PFN”)	309,486	0.63%	$105,911	$216,640	$120,120
CanAlaska Uranium Ltd. (“CVV”)	-	-	-	-	77,033
			$105,911	$216,640	$197,153

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the period, the Company had a net gain on sale of investments of $139,208 of which a gain of $107,970 was due to the sale of CVV shares and a gain of $31,238 was due to the sale of PFN shares.

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Payments/ grants	Write-offs	Totals June 30, 2007	Totals Dec. 31, 2006
Golden Summit Property	$497,317	$6,732,940	$-	$-	$7,230,257	$6,153,285
Almaden Property	737,056	4,140,310	-	-	4,877,366	3,035,943
Grew Creek Property	258,470	1,472,572	(322,059)	-	1,408,983	1,363,903
Rob Property	524,325	309,338	-	-	833,663	707,633
Union Bay Property	110,658	161,505	(234,200)	-	37,963	37,963
PGM Properties	98,650	148,549	-	-	247,199	247,199
Vinasale Property	73,770	278,772	-	-	352,542	15,911

	$2,300,246	$13,243,986	$(556,259)	-	$14,987,973	$11,561,837

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

-

Issue 25,000 shares of the Company (issued in 1997);

-

Issue 25,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 125,000 shares.  As at 31 December 2006, the Company had issued 100,000 shares (25,000 shares each in 1998,1999, 2001 and 2005).  During the period, the Company issued the final 25,000 shares.

-

Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

-

Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”).  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$	*300,000	(paid)
2007 – 2019 (US$150,000 per year)		$1,950,000

*  The 2001 US$50,000 advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

An amendment signing bonus of US$50,000 was paid 1 October 2000.

The leased property is subject to a 3% NSR.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.   The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000 less all advance royalty payments made.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, 2.0% NSR, and in the event that the price of gold is above US$400,the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$450,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 and amended 14 May 2007, the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005 (issued/paid/incurred)	50,000	45,000	75,000
On or before 27 May 2006 (issued/paid/incurred)	50,000	65,000	150,000
On or before 27 May 2007 (issued/incurred)	50,000	-	325,000
On or before 1 September 2007	-	75,000	-
On or before 27 May 2008	-	-	450,000
On or before 27 May 2009	-	80,000	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining District, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005 (paid)	2,500	-
- On or before 1 July 2006 (paid)	2,500	-
- On or before 1 July 2007 (paid)	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005 (paid)	15,000
- On or before 1 December 2006 (paid)	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (US$111,205 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

In addition, an intermediary vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to PFN, a company with certain directors and officers in common, an option to earn up to a 70% interest in the Property.

In order to earn its 50 % interest, PFN, purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (received)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005 (received / completed)	30,000	-	340,000
- On or before 1 July 2006 (received / completed)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of  vesting with 50%. This election was not made.

As a term of the Agreement, PFN upon vesting with 50%, issued 253,586 shares at market value for $100,000 to the Company.

By Memorandum of Agreement dated 4 May 2007 the Company and PFN confirmed their 50:50 interest in the Property.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  (The first 1% for $1,000,000 and the second 1% for $2,000,000.)

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000 (received), issuance of 20,000 PFN shares (received) and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

g)

Vinasale Property, Alaska, USA

During the period, the Company acquired a property in central Alaska, known as the Vinasale Property.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year- paid), make annual scholarship donations of US$10,000,(first year paid) and make exploration expenditures totalling US$4,750,000 (US$300,000 first year).  The Company may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US$1,500,000 in exploration expenditures.  In the event the property is reduced by 50% or more the additional exploration expenditures shall be reduced to US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

5.

Property and Equipment

Details are as follows:

June 30, 2007	Cost	Accumulated Amortization	June 30, 2007 Net Book Value
Mining equipment	$463,394	$(2,026)	$461,368
Office equipment	93,806	(34,212)	59,594
	$101,477	$(36,238)	$520,962

2006	Cost	Accumulated Amortization	2006 Net Book Value
Mining equipment	$13,505	$(2,026)	$11,479
Office equipment	85,483	(34,212)	51,271
	$98,988	$(36,238)	$62,750

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  During the period, $13,000 was paid/accrued to directors.  As at 30 June 2007, amounts due to related parties consists of $16,500 owing to directors.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the period, management fees of $51,840 were paid to a company controlled by the Chairman.

c)

During the period, consulting fees of $13,282 were paid to a company controlled by the Corporate Secretary.

d)

During the period, accounting fees of $14,200 were paid to a company controlled by the Chief Financial Officer.

e)

During the period, consulting fees of $38,933 were paid, 50,000 performance shares of the 400,000 performance shares reserved for issuance were issued (vested as described in Note 8f) were issued to the Vice-President  Business Development.

f)

During the period, mineral consulting fees of $64,954 were paid, 50,000 performance shares of the 400,000 performance shares reserved for issuance (vested as described in Note 8f) to the Vice-President Project Development.

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

7.

Loan

During the prior year, a $1 million short-term debt financing was obtained having a term of 1 year, an interest rate of 8%, and collateralized by a floating charge over the assets of the Company.  The lenders had the option to accelerate the repayment of the loan upon the Company obtaining subsequent equity financing in excess of $2 million.  As consideration for the loan, the lenders received 250,000 non-transferable warrants that entitle the holders to purchase common shares of the Company at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.  These warrants have a calculated value of $49,569 of which $15,437 has been expensed in the prior year and $34,132 was expensed in the current period.  This loan and the accrued interest were repaid during the period following the closing of a $2,805,000 private placement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital

a)

Private Placements

During the period, the Company closed a non-brokered private placement of 5,500,000 units for gross proceeds of $6,325,000.   Each unit was priced at $1.15 and consists of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.60 per share exercisable until 26 June 2009.

During the period, the Company closed a non-brokered private placement of 5,100,000 units for gross proceeds of $2,805,000.   Each unit was priced at $0.55 and consists of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share exercisable until 28 February 2009.  The Company will have the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months the closing bid price of the shares is equal to or above $1.10 per share for any consecutive 20-day period.

During the prior year, the Company issued 8,146,542, units through private placements for gross proceeds of $2,737,401 as follows:

i)

1,500,000 common shares at $0.20 common share for gross proceeds of $300,000.

ii)

5,535,431 units at $0.35 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $1,937,401.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.45 expiring 3 April 2007.

iii)

1,111,111 units at $0.45 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $500,000.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.55 during the 12 month period expiring 10 November 2007 and at a price of $0.65 during the subsequent 12 month period.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

c)

Exercise of Warrant and Options

i)

During the period, 2,767,714 warrants were exercised for gross proceeds of $1,245,471.

ii)

During the period, 581,250 options were exercised for gross proceeds of $254,075.

d)

Share Purchase Warrants

As at 30 June 2007, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date

555,555	$0.55/$0.65	10 November 2007/2008
250,000	$0.55/$0.65	4 December 2007/2008
5,100,000	$0.75	28 February 2009
2,750,000	$1.60	26 June 2009
8,655,555

During the period, 7,850,000 common share purchase warrants were issued relating to  private placements.

e)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (“Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 8,250,061 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

e)

Share Purchase Options - Continued

A summary of the Company’s options at 31 December 2006 and the changes for the year are as follows:

Number Outstanding 31 December 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 March 2007	Exercise Price Per Share	Expiry Date
685,000	-	(145,000)		-	540,000	$0.50	31 December 2007
1,020,000	-	(115,000)		-	905,000	$0.48	10 September 2008
50,000	-	(50,000)		-	-	$0.55	10 February 2007
1,080,000	-	(175,000)		-	905,000	$0.40/$0.50	5 November 2009
500,000	-	-	-	-	500,000	$0.20	30 September 2010
96,250	-	(96,250)	-	-	-	$0.30	25 January 2011
350,000	-	-	-	-	350,000	$0.35	13 March 2011
100,000	-	-	-	-	100,000	$0.50	17 July 2011
100,000	-	-	-	-	100,000	$0.50	21 September 2011
-	350,000	-	-	-	350,000	$0.50	11 January 2012
-	400,000	-	-	-	400,000	$0.50	25 January 2010
-	40,000	-	-	-	40,000	$1.20	4 June 2010
3,981,250	790,000	(581,250)	-	-	4,190,000

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the prior year, the Company granted the following options and recognized the following costs with respect to options granted in 2006:

Grant date	Granted	Exercise price	Fair Value	2006 Vested Amount
25 January 2006	110,000	$0.30	$10,986	$4,120
13 March 2006	350,000	$0.35	86,864	32,574
17 July 2006	100,000	$0.50	22,105	8,842
21 September 2006	100,000	$0.50	28,662	-
Total	660,000		$148,617	$45,536

The total estimated fair value of the 660,000 options is $148,617.  Since the options were granted under a graded vesting schedule, $45,536 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

e)

Share Purchase Options - Continued

During prior years, the Company granted the following options and recognized the 2006 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2006 Vested Amount
10 November 2004	2,000,000	$0.40/$0.50	$337,017	$8,991
13 July 2005	100,000	$0.30	9,930	5,263
30 September 2005	500,000	$0.20	46,167	24,045
Total	2,600,000		$393,114	$38,299

The total estimated fair value of the 2,600,000 options is $393,114.  Since the options were granted under a graded vesting schedule, $38,299 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2006.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	74.70%	62.76%	73.52%
Risk-free interest rate	4.08%	3.52%	3.75%
Expected life of options	5.0 years	5.0 years	4.8 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares

A total of 2,187,482 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued*)
50,000	5 September 2006	(issued**)
50,000	5 March 2007	(issued)
50,000	5 September 2007
50,000	5 March 2008
50,000	5 September 2008
50,000	5 March 2009
400,000

* 50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $19,000.  The difference between the issue price and the fair market value ($18,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

** 50,000 performance shares were issued at $0.01 per share during the period.  The fair market value of the performance shares at the date of the allotment/accrual was $43,523 and was recorded in the accounts as consulting fees in the prior year.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares - Continued

During a prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President & CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued*)
81,818	1 April 2006	(issued*)
81,818	1 July 2006	(issued*)
81,818	1 October 2006	(issued*)
81,818	1 January 2007	(issued*)
81,818	1 April 2007	(issued)
81,818	1 July 2007
81,818	1 October 2007
81,818	1 January 2008
81,818	1 April 2008
81,818	1 July 2008
81,820	1 August 2008
1,000,000

* 427,272 performance shares were reserved for issuance at $0.01 per share.  The fair market value of the performance shares at the date of the allotment/accrual was $177,227 and was recorded in the accounts as wages and benefits.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares- Continued

During the prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued*)
33,333	13 September 2006	(issued*)
33,333	13 December 2006	(issued*)
33,333	13 March 2007	(issued)
33,333	13 June 2007	(issued)
33,333	13 September 2007
33,333	13 December 2007
33,333	13 March 2008
33,333	13 June 2008
33,333	13 September 2008
33,333	13 December 2008
33,337	13 March 2009
400,000

* 106,666 performance shares were reserved for issuance at $0.01 per share.  The fair market value of the performance shares at the date of the allotment/accrual was $44,833 and was recorded in the accounts as wages and benefits.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

8.

Share Capital - Continued

f)

Performance Shares- Continued

During the period, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	11 April 2007	(issued)
50,000	11 July 2007
50,000	11 October 2007
50,000	11 January 2008
50,000	11 April 2008
50,000	11 July 2008
50,000	11 October 2008
50,000	11 January 2009
400,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005

Loss before income taxes	$(1,772,633)	$(1,368,370)

Expected income tax (recovery)	$(604,468)	$(466,836)
Items not deductible for income tax purposes	204,828	133,683
Unrecognized benefit of non-capital losses	399,640	333,153

Total income taxes	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax	$-	$-

     The significant components of the Company's future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets
Financing costs	$30,101	$53,424
Loss carry-forwards	8,163,302	8,125,423
Undepreciated capital cost in excess of accounting net book value	115,613	111,176
Mineral properties	387,366	50,264

	8,696,382	8,340,287
Valuation allowance	(8,696,382)	(8,340,287)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $4,843,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2016.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,508,082 available to offset against taxable income in future years, which, if unutilized, will expire through to 2026. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $12,697,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

9.

Income Taxes - Continued

Future Income Tax Recovery

During a prior year, flow-through shares were issued for $1,028,000, which funds were required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability ($365,968) which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

10.

Commitments

By an agreement dated 1 July 2005, the Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on June 30, 2010.

Fiscal year ended Dec. 31,	2007	2008	2009	2010	2011	Thereafter

Office lease	$39,679	$39,679	$39,679	$19,840	-	-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2007 and 2006
Canadian Funds

11.

Segmented Information

Details on a geographic basis as at 31 December 2006 are as follows:

	USA	Canada	Total
Assets	$9,950,735	$2,430,498	$12,381,233
Mineral property costs	$9,950,735	$1,611,102	$11,561,837
Loss for the year	$(2,006)	$(1,770,627)	$(1,772,633)

Details on a geographic basis as at 31 December 2005 are as follows:

	USA	Canada	Total
Assets	$6,753,761	$2,677,943	$9,431,704
Mineral property costs	$6,742,673	$1,841,505	$8,584,178
Loss for the year	$(43,019)	$(1,325,351)	$(1,368,370)

Details on a geographic basis as at 31 December 2004 are as follows:

	USA	Canada	Total
Assets	$6,601,475	$3,841,182	$10,442,657
Mineral property costs	$6,489,699	$1,019,672	$7,509,371
Loss for the year	$(447,510)	$(1,205,211)	$(1,652,721)